UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number 1-8993

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEBEACON INSURANCE SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Harborside Financial Center, Plaza 5
Jersey City, New Jersey
07311-1114

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 99(a) and 99(b) hereto, respectively, as detailed below:

99(a)	Financial Statements and Schedule for the Plan consisting of:

1. Report of Independent Registered Public Accounting Firm;
2. Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004;
3. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004;
4. Notes to Financial Statements;
5. Schedule of Assets (Held at End of Year) December 31, 2005;

99(b)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONEBEACON INSURANCE SAVINGS PLAN (the “Plan”)

Date: June 28, 2006	By:	/s/ Thomas N. Schmitt
Thomas N. Schmitt
Senior Vice President, Human Resources
(the Plan Administrator) and Member of the Benefits Committee

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99(a)	Financial Statements and Schedule for the Plan consisting of:

1. Report of Independent Registered Public Accounting Firm;
2. Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004;
3. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004;
4. Notes to Financial Statements;
5. Schedule of Assets (Held at End of Year) December 31, 2005;

99(b)	Consent of Independent Registered Public Accounting Firm